Exhibit 99.1

VivoPower Secures US$50 Million PIPE At US$7.50 Conversion Price Per Share

Blue Sky Capital, a New York based specialist AI data center institutional investor and the first institutional investor in Nscale, led this strategic investment round

Arctic Securities acted as sole placement agent and introduced new institutional investors including EU, UK and Nordic based infrastructure and real estate funds and family offices

GCC (Gulf Cooperation Council) based family offices and entities associated with Chairman and CEO, Kevin Chin, also participated on the same terms

The PIPE is structured primarily as convertible preference shares that convert into a fixed number of Class A Ordinary Shares with no variable share overhang

LONDON, UK / OSLO, NORWAY – 29 July 2026 – VivoPower PLC, a leading B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, today announced it has secured a definitive US$50 million strategic private investment in public equity (PIPE) from a range of US, EU, UK and Nordic based institutional investors.

The strategic raising was led by New York based investment group Blue Sky Capital (BSC), a specialist and early investor in AI data centers globally. BSC was the first institutional investor in Nscale, a leading neocloud headquartered in the UK and with operations in the Nordics. Additional institutional participation was introduced by Arctic Securities as sole placement agent and includes UK and EU based infrastructure and real-estate focused institutional investors, together with Nordic family offices. Gulf Cooperation Council (GCC) based family offices and entities associated with Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer, also participated in the transaction on the same terms.

The net proceeds from the PIPE transaction will be applied to VivoPower’s Mo i Rana AI data center operational conversion in Norway as well as for corporate debt reduction purposes.

The PIPE is primarily in the form of convertible preference shares with a US$7.50 per share conversion price that may convert into a fixed number of Class A Ordinary Shares, has a 6% annual PIK coupon and fixed price warrants priced at a premium to market.

Kevin Chin, Executive Chairman and Chief Executive Officer of VivoPower, said: “This strategic financing further strengthens VivoPower’s balance sheet and provides growth capital to accelerate our transition toward powered land and AI data center infrastructure commencing with Mo i Rana in Norway. We are pleased to have broadened our base of long-term oriented institutional investors who share our vision and recognize the value in what we are building.”

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States or any other jurisdiction, and no such offer, solicitation or sale shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The securities were offered and sold only to Accredited Investors and non-US persons in reliance on Section 4(a)(2) of the Securities Act of 1933, Rule 506(b) of Regulation D thereunder (US tranche) and Regulation S (non-US tranche), and will be issued as “restricted securities” subject to a Rule 144 holding period.

About VivoPower

Originally founded in 2014 and listed on Nasdaq since 2016, VivoPower is an award-winning B Corporation with data center and powered land infrastructure across Norway, Finland, and the United Arab Emirates. The Company’s mission is to be the independent, trusted partner for sovereign nations that develop and operate sustainable data center infrastructure, ensuring sovereign control over power, data, and national intelligence. In doing so, VivoPower helps sovereign nations bridge the gap between their energy assets and their AI ambitions by providing the Power-to-X infrastructure necessary to build and control their own domestic intelligence hubs.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts, or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, use of proceeds, capital deployment timing, operational conversion milestones or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties, and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events, and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions, or otherwise.

Contact

Shareholder Enquiries

media@vivopower.com

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